Mail Stop 3561

September 27, 2007

YuKwai Chong
President
Fuqi International, Inc.
5/F., Block 1, Shi Hua Industrial Zone
Chu Zhu Road North
Shenzhen, 518019
Peoples Republic of China

> **Re:** **Fuqi International, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 28, 2007**
> **File No. 333-144290**

Dear Mr. Chong:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. Specifically, please ensure that you provide a price range in your next amendment.

Executive Compensation, page 72

Compensation Discussion and Analysis, page 72

2. Please revise this section to expand your discussion to address the objectives of the company's compensation program, what the program is designed to reward and why you have chosen, in the future, to compensate your officers through a combination of salary and stock-based compensation. Please also describe how you determined the amounts you arrived at. Refer to Item 402(b)(1) of Regulation S-K.

3. Please disclose who has made the decision to enter into and set the terms of the employment agreements and who will make compensation decisions going forward.   Please also ensure that a copy of the employment agreements are filed as an exhibit to the registration statement.

Draft Legality Opinion

4. We also note that counsel assumed the due execution of all documents. This assumption is inappropriate. Please revise.

5. The penultimate paragraph of your letter, which constitutes your opinion, appears to be unfinished. Please revise.

6. Your indication that the opinion may be not relied upon by any other person is inappropriate. Please remove this statement as it is inconsistent with the fact that this legality opinion constitutes public disclosure.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Anita Karu at (202) 551-3240, Mara Ransom, Legal Branch Chief at (202) 551-3264 or me, at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas J. Poletti, Esq.
       Fax: (310) 552-5001